UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED: DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 0-19797

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET

GROWING YOUR FUTURE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Whole Foods Market, Inc.

550 Bowie St.

Austin, Texas 78703

(512) 477-4455

(Issuer’s telephone number, including area code)

Whole Foods Market Growing Your Future 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee

Whole Foods Market Growing Your

      Future 401(k) Plan

Austin, Texas

We have audited the accompanying statements of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2008 financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Padgett, Stratemann & Co., L.L.P.
San Antonio, TX
June 2, 2009

Whole Foods Market Growing Your Future 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets

Investments – at fair value	$172,878,869	$206,553,489

Receivables:
Employer contribution	3,675,981	2,988,795
Other	2,639	8,609

Total receivables	3,678,620	2,997,404

Total assets	176,557,489	209,550,893

Liabilities

Benefit claims payable	492	40,275
Excess contributions payable	90,722	226,799
Expenses payable	62,895	8,416

Total liabilities	154,109	275,490

Net assets reflecting all investments at fair value	176,403,380	209,275,403

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,045,931	146,789

Net assets available for benefits	$177,449,311	$209,422,192

Whole Foods Market Growing Your Future 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to net assets attributed to:
Contributions:
Employee	$51,203,061
Employer	3,675,981
Rollovers	2,787,756

Total contributions	57,666,798

Investment income:
Dividends and interest	1,291,683

Total additions	58,958,481

Deductions from net assets attributed to:
Benefits paid to participants	(20,001,750)
Administrative expenses	(1,809,100)
Net depreciation in fair value of investments	(92,750,938)

Total deductions	(114,561,788)

Net decrease	(55,603,307)

Net assets available for benefits at beginning of year	209,422,192

Transfers into Plan as a result of merger (note 11)	23,630,426

Net assets available for benefits at end of year	$177,449,311

Notes to financial statements form an integral part of these statements.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1.	Description of Plan

The following description of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 2002 by Whole Foods Market, Inc. (the “Company”) for the benefit of certain employees who have completed 1 hour of service and are age 18 or older. Prior to January 1, 2007, eligibility was stated as 1 year of service and 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year participants may contribute up to 100% of pretax compensation as defined in the Plan up to the maximum allowed under the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Beginning January 1, 2007, the Plan was amended to begin automatically enrolling eligible employees, at 3% of annual compensation, who do not decline participation or enroll 180 days after becoming eligible. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan allows a Company matching contribution, as determined by the Board of Directors. In 2008 (payable in 2009), the Company made a matching contribution commitment to each eligible participant equal to 14.494% of the first $1,000 of employee contributions which is a receivable at December 31, 2008 (15.470% in 2007, paid in 2008). The Company’s matching contribution may be made in the form of the Company’s common stock or in cash. Contributions are subject to certain limitations.

For 2008 (paid in 2009), the matching contribution was made in cash and was invested according to the participants’ current investment selections.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be derived from the participant’s vested account.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1.	Description of Plan (continued)

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years, except for any loan used to acquire a principal residence for the participant (6 to 15 years). The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through monthly payroll deductions. Participants may have only one outstanding loan at a time.

Payment of Benefits

On termination of service, a participant or his or her beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Any balance under $5,000 is automatically paid out as soon as administratively possible. Hardship withdrawals are also available subject to certain limitations.

Expenses of the Plan

Plan fees and expenses, including fees and expenses connected with providing administrative services by external service providers, are paid from Plan assets.

2.	Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Estimates (continued)

As described in Financial Accounting Standards (“FASB”) Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year-end. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, and subsequently, adopted certain related FASB staff positions. Refer to note 5 for disclosures provided for fair value measurements of Plan investments.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when payable.

3.	Investments

The following table presents the fair value of single investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, which are separately identified with an asterisk (*):

	December 31,
Description of Investment	2008		2007

Fidelity Managed Income Portfolio Fund	$20,435,850	*	$13,507,239	*
PIMCO Total Return Fund	17,240,248	*	9,473,793
Vanguard Institutional Index Fund	14,604,663	*	17,427,645	*
Fidelity Capital Appreciation Fund	9,908,835	*	16,506,221	*
Fidelity Diversified International Fund	9,517,752	*	13,857,629	*
Whole Foods Market, Inc. – common stock fund	9,203,528	*	33,972,400	*
Fidelity Small Cap Stock Fund	7,455,060		12,480,133	*
Fidelity Contrafund	8,217,782		11,366,891	*
Participant loans	9,722,086	*	8,243,191

During 2008, the Plan’s investments depreciated in fair value by $92,750,938 as follows:

Mutual funds	$(67,466,606)
Common stock	(25,284,332)

$(92,750,938)

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

4.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted SFAS No. 157, for financial assets and financial liabilities. In accordance with FSP No. 157-2, Effective Date of FASB Statement No. 157, the Plan will delay application of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities until January 1, 2009, except for those that are recognized or disclosed at fair value on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. SFAS No. 157 applies to all financial instruments that are being measured and reported on a fair value basis. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 Inputs – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 Inputs – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

4.	Fair Value Measurements (continued)

The Plan’s investments, measured at fair value by the three levels described above, are as follows:

	December 31, 2008	Level 1	Level 2	Level 3

Assets:
Mutual funds	$134,563,336	$134,563,336	$—	$—
Fidelity Managed Income Portfolio Fund	19,389,919	—	19,389,919	—
Whole Foods Market, Inc. – common stock fund	9,203,528	9,203,528	—	—
Participant loans	9,722,086	—	—	9,722,086

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

	Beginning Fair Value	Items Included in Net Income	Gains/Losses in Other Comprehensive Income	Sales, Issuances, Maturities, Settlements, Calls – Net	Transfers In or Out of Level 3	Ending Fair Value

Participant loans	$8,243,191	$—	$—	$1,478,895	$—	$9,722,086

Mutual Funds

These investments are investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Fidelity Managed Income Portfolio Fund

These investments are public investment vehicles valued using NAV provided by the administrator of the fund. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

4.	Fair Value Measurements (continued)

Whole Foods Market, Inc . – Common Stock

Whole Foods Market, Inc.’s common stock is valued at the closing price reported on the New York Stock Exchange and is classified within Level 1 of the valuation hierarchy.

Participant Loans

Loans to plan participants are valued at cost, plus accrued interest, which approximates fair value, and are classified within Level 3 of the valuation hierarchy. No significant gains or losses have been experienced on these instruments during the year.

5.	Guaranteed Investment Account

The Plan offers as an investment option a benefit-responsive investment contract with Fidelity Management Trust Company (“Fidelity”), the Fidelity Managed Income Portfolio Fund. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

5.	Guaranteed Investment Account (continued)

The average yield and crediting interest rates were approximately 3.04% for 2008 and 4.40% for 2007. The crediting interest rate is based on formula agreed upon with the issuer, but may not be less than 3.00%. Such interest rates are reviewed on a quarterly basis for resetting.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan and, therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management and other services amounted to $1,809,100 for the year ended December 31, 2008.

7.	Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.

8.	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated March 30, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$177,449,311	$209,422,192
Excess contributions payable	—	226,799
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,045,931)	(146,789)

Net assets available for benefits per Form 5500	$176,403,380	$209,502,202

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2008 to Form 5500:

Net decrease in net assets available for benefits per financial statements	$(55,603,307)
Plus:
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	146,789
Less:
Prior year excess contributions payable	(226,799)
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,045,931)

Net loss per Form 5500	$(56,729,248)

11.	Plan Merger

In 2007, the Company acquired Wild Oats Markets, Inc. (“Wild Oats”). During 2008, the plan assets and active participants of the former Wild Oats plan were merged into the Whole Foods Market Growing Your Future 401(k) Plan.

Supplemental Schedule

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value

	Fidelity*	Managed Income Portfolio Fund		$19,389,919

	PIMCO	Total Return Fund		17,240,248

	Vanguard	Institutional Index Fund		14,604,663

	Fidelity*	Capital Appreciation Fund		9,908,835

	Fidelity*	Diversified International Fund		9,517,752

	Whole Foods Market, Inc.*	Common stock fund		9,203,528

	Fidelity*	Contrafund		8,217,782

	Fidelity*	Small Cap Stock Fund		7,455,060

	Fidelity*	Freedom 2030 Fund		6,961,094

	Fidelity*	Freedom 2020 Fund		6,457,613

	Fidelity*	Freedom 2040 Fund		6,119,750

	Fidelity*	Freedom 2045 Fund		6,052,951

	American Century	Large Company Value Fund		5,010,645

	Fidelity*	Freedom 2050 Fund		4,890,814

*	Party-in-interest

Supplemental Schedule

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value

	Fidelity*	Freedom 2035 Fund		$4,708,550

	Fidelity*	Freedom 2025 Fund		4,289,483

	Fidelity*	Freedom 2010 Fund		4,285,958

	Fidelity*	Capital and Income Fund		3,596,942

	Winslow	Green Growth Fund		3,392,123

	Fidelity*	Freedom 2015 Fund		2,700,996

	American Funds	New Perspective Fund – R4		2,575,012

	American Beacon	Small Cap Value Fund		1,665,555

	Fidelity*	Brokerage Link Fund		1,485,674

	Spartan	Extended Market Index		1,306,827

	Baron	Asset Fund		656,123

	Fidelity*	Freedom Income Fund		617,515

	Fidelity*	Freedom 2005 Fund		405,999

	Virtus	Mid Cap Value Fund		376,590

*	Party-in-interest

Supplemental Schedule

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value

	Fidelity*	Retirement Government Money Market Fund		$62,706

	Fidelity*	Freedom 2000 Fund		76

	—	Participant loans (various interest rates ranging from 5.0% to 10.5%)		9,722,086

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

Date: June 25, 2009	By:	/s/ Mark Ehrnstein
Mark Ehrnstein
Global Vice President – Team Member Services
Whole Foods Market, Inc.